Datasea Inc.

20th Floor, Tower B, Guorui Plaza, 1 Ronghua South Road

Technological Development Zone, Beijing, People’s Republic of China 100176

July 19, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Attention: Mr. Jeff Kauten

Re:	Datasea Inc.
Registration Statement on Form S-3
File No. 333-272889

Dear Mr. Jeff Kauten:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Datasea Inc. is hereby requesting that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 p.m., Eastern Time on Friday, July 21, 2023, or as soon thereafter as may be practicable.

If you have any questions regarding this request, please contact David Manno, our attorney at (212) 981-6772.

Very truly yours,

/s/ Zhixin Liu
Zhixin Liu
Chief Executive Officer and Director